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                     May 15, 2024

       Christian Lown
       Executive Vice President and Chief Financial Officer
       Federal Home Loan Mortgage Corporation
       8200 Jones Branch Drive
       McLean, VA 22102-3110

                                                        Re: Federal Home Loan
Mortgage Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-34139

       Dear Christian Lown:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance